

Robert Thorssen · 3rd in

Chairman Of The Board at Vlogmi Corporation

Metro Manila, National Capital Region, Philippines ·

500+ connections · Contact info

Vlogmi Corporation

University of Calgary

Experience

Chairman Of The Board

Vlogmi Corporation

May 2019 – Present · 1 yr 9 mos

Makati City, Philippines

Vlogmi Corporation is an Delaware registered company currently developing a major new socia media platform focusing on original authentic content.

Managing Director

Starboard Strategic Services

Jan 2001 – Present · 20 yrs 1 mo

Manila, Philippines

Mr. Thorssen has recently moved back to the Asia Pacific region. Starboard Strategic Services is now actively seeking companies interested in developing a multi-national presence in Asia. We have the knowledge that comes from years of experience in South East Asia and the greate ASEAN trade region. Mr. Bob Thorssen has restructured the Starboard Group to pro ...see mor

Senior Advisor Corporate Start-up and Development

ADAPT Ergonomic Workplace Solutions Inc.

May 2016 – Dec 2018 · 2 yrs 8 mos

Makati City, Philippines

Director of Finance

Valhalla Lodge Priddis Creek Ltd.
Mar 2015 – May 2016 · 1 yr 3 mos
Priddis, Alberta, Canada

To develop the corporate structure and document a Private Placement opportunity for investor to fund the capital necessary to complete the financing for completion of the site, buildings an operating capital.
Valhalla Lodge Priddis Creek is planned to be an exclusive private treatment facility · ...see mor

President

Flexifill Bulk Solutions Ltd.
Jan 2009 – Mar 2016 · 7 yrs 3 mos

FLEXIFILL BULK SOLUTIONS manufactures a wide range of bulk bags, fabrics, and FIBC products. Our service representatives provide support from beginning to end until your produc arrives at your doorstep. Whether you want to haul construction material, industrial products, or food-grade materials, our experts will provide you with the right solution for your ...see mor

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Education

University of Calgary

1969 – 1971

Henry Wise Wood High School

1963 – 1965